Venerable Insurance and Annuity Company
GoldenSelect DVA
April 29, 2022, Notice Document

This notice document describes GoldenSelect DVA, a group and individual deferred combination variable annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account B (the “Separate Account”).  The Contract has not been offered for new sales since May 2000 and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Contract Value to one or more available Subaccounts of the Separate Account, each which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract.

The full GoldenSelect DVA prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789503&doctype=spros.

You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at https://www.investor.gov/.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission (“SEC”), paper copies of the shareholder reports for the Funds available through your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company.  Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action.  You may elect to receive shareholder reports and other communications from the Company electronically by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.

You may elect to receive all future reports in paper free of charge.  You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling us at 1-800-366-0066.  Your election to receive reports in paper will apply to all Funds in which you choose to invest.

The SEC has not approved or disapproved the securities described in this notice or passed upon the adequacy of this notice document.  Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document.   Other special terms are generally defined in the sections where those terms appear.

Annuitant
The person designated by you to be the measuring life in determining annuity payments. The age of the Annuitant also determines the Death Benefit.  The Annuitant cannot be changed after the Contract Date.

Annuity Start Date	The date you start receiving annuity payments under your Contract.
Cash Surrender Value	The amount you receive when you surrender the Contract.
Contract
The legal agreement between the Contract Owner(s) and the Company that governs the terms of the GoldenSelect DVA variable annuity.  The Contract has two phases:
• The accumulation phase (the period between the Contract Date and the Annuity Start Date) during which the Contract Value may vary according to the investment experience of the Subaccounts of the Separate Account; and
• The income phase (which begins on the Annuity Start Date) during which you receive regular annuity payments from the Contract).

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Contract Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Interest Options available through the Contract.
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit
The amount paid to your designated beneficiaries upon your or the Annuitant’s death.
If the Contract Owner or Annuitant is less than age 75 (80 years old for Contracts with a Contract Date before November 6 , 1992) at the time of purchase, the Death Benefit is the greatest of:

(1) The Contract Value; and
(2) The guaranteed death benefit.

If the Contract Owner or Annuitant is age 76 or older at the time of purchase (age 81 or older for Contracts with a Contract Date before November 6, 1992), the death benefit is the greater of:

(1) the Cash Surrender Value; and
(2) the total premium payments made under the Contract after subtracting any withdrawals.

Funds	The underlying mutual funds in which the Subaccounts invest.
Separate Account
Separate Account B, which is separate investment account of the Company that supports the Contract.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).  We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

2

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or its underlying investment options since the date of your most recent prospectus, as subsequently supplemented.

With respect to the Funds available through your Contract, please note the following important information.

Fund Name Change. The following fund has changed its name as follows:
Old Fund Name	New Fund Name
VY Clarion Global Real Estate Portfolio	VY CBRE Global Real Estate Portfolio
VY Clarion Real Estate Portfolio	VY CBRE Real Estate Portfolio

See Appendix A for more information about this Fund.

Fund Merger – VY® T. Rowe Price International Stock Portfolio  On January 27, 2022, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the VY® T. Rowe Price International Stock Portfolio(the “Merging Fund”) with and into the Voya International Index Portfolio (a series of Voya Variable Portfolios, Inc.) (the “Surviving Fund”) (the “Reorganization”).  Subject to shareholder approval, effective after the close of business on or about July 8, 2022 (the “Reorganization Date”), the Merging Fund will reorganize with and into the Surviving Fund.

On the Reorganization Date your investment in the Subaccount that invests in Class S of the Merging Fund will automatically be reallocated to and become an investment in the Subaccount that invests in Class S of the Surviving Fund with an equal total net asset value. The subaccount that invests in Class S of the Surviving Fund is otherwise closed to new investors and to new investments through your Contract.  You will not incur any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

After the Reorganization Date, the Merging Fund will no longer be available through your Contract.  Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in Class ADV of the Surviving Fund.  Please note that gross fund expenses of  Class ADV of the Surviving Fund are greater than the gross fund expenses of Class S of the Surviving Fund, which is closed to new investors and new allocations through your Contract, but they are less than the gross fund expenses of Class S of the Merging Fund in which you may have been invested.

See Appendix A for more information about the Merging fund and the Surviving Fund.

Review your Allocation Elections.  In light of this fund reorganization, you should consider whether an investment in the Surviving Fund is appropriate for you, given your personal investment objectives and risk characteristics.  You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-800-366-0066.

3

KEY INFORMATION

Important information you should consider about the Contract:

FEES AND EXPENSES
Charges for Early Withdrawals
If you withdraw money from or surrender the Contract within six (6) years following a premium payment, you may be assessed a surrender charge.   The surrender charge is a percentage of the premium withdrawn or surrendered, and the maximum surrender charge is 6% of each premium payment withdrawn or surrendered.  For example, if you make an early withdrawal, you could pay a surrender charge of up to $6,000 on a $100,000 premium payment.  See “Charges and Fees” in the full prospectus, as supplemented, for more information.

Transaction Charges
In addition to surrender charges, there may be an additional charge if:
• You make additional premium payments (deducted at the end of each Contract Year after receipt of each premium for 6 years from the date we accept the premium payment);
• You transfer Contract Value between Subaccounts;
• You request that withdrawal proceeds be mailed for overnight delivery; or
• State or local premium taxes become due.
See “Charges and Fees” in the full prospectus, as supplemented, for more information.

Ongoing Fees and Expenses (annual amounts)
Minimum and Maximum Annual Fee Table.  The table below describes the lowest and highest current fees and expenses that you may pay each year, depending on the options you choose.   Refer to your Contract schedule pages for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract (varies by Contract class)	0.80%[1]	1.02%[1]
	Investment options (Fund fees and expenses)	0.52%[2]	1.69%[2]
See “Charges and Fees” in the full prospectus, as supplemented, for more information.
Because your Contract is customizable, the choices you make affect how much you will pay.   To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.   This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $1,188	Highest Annual Cost: $2,287
Assumes:
• Investment of $100,000;
• 5% annual appreciation;
• Least expensive Contract class and Fund fees and expenses;
• No Optional Benefits; and
• No additional purchase payments, transfers, or withdrawals.

Assumes:
• Investment of $100,000;
• 5% annual appreciation;
• Most expensive Contract class and combination of  Optional Benefits and Fund fees and expenses; and
• No additional purchase payments, transfers, or withdrawals.

1
As a percentage of Account Value in each Subaccount.  This fee includes the Mortality and Expense Risk Charge, the Annual Asset Based Administrative Charge as described in the Contract and in prior prospectuses and the annual dollar based Administrative Charge converted into an annual percentage.  The annual dollar based Administrative Charge is waived if your total premium payments were $100,000 or more in the first contract year.  The minimum amount reflects this waiver, while the maximum amount does not.  Your Contract class depends on when you purchased your Contract.  Refer to your Contract schedule pages for the fees and charges  that apply to your Contract.

2	As a percentage of Fund assets.

4

RISKS See “Purchase and Availability of the Contract” in the full prospectus, as supplemented, for more information.
Risk of Loss	You can lose money investing in the Contract, including loss of principal.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash.

Surrender charges apply for up to seven years after each premium payment.  They will reduce the value of your Contract if you withdraw money from or surrendered your Contract during that time.   The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long-term investment time horizon.

Risks Associated with the Investment Options
An investment in the Contract is subject to the risk of poor investment performance of the Funds you choose.

Each available Fund has its own unique risks, and you should review information about each investment option, including the Fund prospectuses, before making an investment decision.

Insurance Company Risks
Any obligations, guarantees, and benefits of the Contract are subject to the financial strength and claims paying ability of the Company.   If the Company experiences financial distress, it may not be able to meet its obligations to you.   More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

RESTRICTIONS
Investment Options
There may be a $25 charge for each transfer between Subaccounts after the first 12 in a Contract Year.  See “Charges and Fees” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract.  See “THE ANNUITY CONTRACT - Addition, Deletion or Substitution of Subaccounts and Other Changes” in the full prospectus, as supplemented, for more information.

The Contract is not designed to serve as a vehicle for frequent transfers.  We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges.   We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy.  See  “TRANSFERS AMONG YOUR INVESTMENTS (Excessive Trading Policy)” in the full prospectus, as supplemented, for more information.

5

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the contract through a tax-qualified retirement plan or individual retirement account (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% penalty tax for withdrawals and surrenders before age 59 ½.

CONFLICTS OF INTEREST See “Selling the Contract” in the full prospectus, as supplemented, for more information.
Investment Professional Compensation
Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm.  This compensation is not paid directly by Contract Owners or the Separate Account.  This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Exchanges
Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own.   You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

6

APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789503&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com. The Funds you choose may impact the benefits under the Optional Benefits you chose.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge . Expenses would be higher and performance would be lower if these other charges were included.  Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance.  You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Contract Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks high total investment return.	BlackRock Global Allocation V.I. Fund Investment Adviser: BlackRock Advisors, LLC	(Class III) 1.00%	6.42%	9.71%	7.68%
Seeks to maximize income while maintaining prospects for capital appreciation.	Voya Balanced Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.87%	9.09%	6.88%	7.45%
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.85%	20.56%	10.19%	8.68%

1
Current Expenses are each Fund’s total net annual operating expenses and reflect any. temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

A-1

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.53%	0.03%	0.76%	0.39%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80%	-1.07%	3.91%	3.88%
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.98%	11.79%	5.94%	5.65%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 0.94%	10.41%	8.84%	7.29%
Seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.27%	18.89%	20.85%	17.16%

A-2

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.02%	15.52%	11.49%	9.84%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.	Voya Retirement Moderate Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.98%	13.92%	10.68%	9.07%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Moderate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.94%	9.64%	8.87%	7.35%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	Voya RussellTM Large Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.68%	30.36%	25.84%	19.84%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya RussellTM Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%	27.13%	18.97%	16.48%

A-3

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya RussellTM Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.60%	22.72%	10.46%	12.06%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya RussellTM Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.65%	12.03%	18.99%	15.91%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.	Voya RussellTM Mid Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.65%	21.80%	14.36%	14.18%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.	Voya RussellTM Small Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.70%	14.04%	11.38%	12.71%
Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.	Voya Small Company Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 1.15%	14.47%	8.51%	11.92%
Seeks to provide capital growth through a diversified asset allocation strategy.	Voya Solution Moderately Aggressive Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class S) 1.10%	17.16%	11.92%	10.57%

A-4

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg U.S. Aggregate Bond Index.	Voya U.S. Bond Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%	-2.13%	2.97%	2.30%
Seeks total return.	Voya U.S. Stock Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.51%	28.02%	17.88%	15.97%
Seeks high total return consisting of capital appreciation and current income.	VY® CBRE Global Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class S) 1.12%	34.14%	9.82%	8.89%
Seeks long-term growth of capital.	VY® Columbia Small Cap Value II Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Columbia Management Investment Advisers, LLC	(Class S) 1.17%	34.22%	10.02%	12.43%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S2) 1.02%	18.17%	9.11%	10.15%
Seeks capital appreciation.	VY® Invesco Global Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 1.05%	15.13%	17.86%	14.00%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.86%	28.97%	10.25%	12.34%

A-5

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class S) 1.51%	-10.00%	13.49%	7.33%
A non-diversified Portfolio that seeks long-term capital appreciation.	VY® Morgan Stanley Global Franchise Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Morgan Stanley Investment Management Inc.	(Class S) 1.19%	21.66%	17.13%	13.54%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	VY® T. Rowe Price Capital Appreciation Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	(Class S) 0.89%	18.40%	14.98%	13.62%
Seeks long-term growth of capital.	VY® T. Rowe Price International Stock Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	Class S 0.97%	1.19%	10.18%	8.21%

A-6

Closed Funds

Subaccounts that invest in the following Funds are closed to new premiums and transfers of Contract Value.  Contract Owners who have value in any of the closed Funds may leave their Contract Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation.	Columbia Variable Portfolio – Small Cap Value Fund Investment Adviser: Columbia Management Investment Advisers, LLC	(Class 2) 1.25%	28.80%	9.56%	11.67%
Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index®.	ProFund VP Europe 30 Investment Adviser: ProFund Advisors LLC	1.68%	24.53%	6.48%	5.47%
Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times the inverse (-1.25x) of the daily price movement of the most recently issued 30-year U.S. Treasury Bond. The Fund does not seek to achieve its stated investment objective over a period of time greater than a single day.	ProFund VP Rising Rates Opportunity Investment Adviser: ProFund Advisors LLC	1.61%	-0.07%	-11.11%	-8.95%
Seeks to provide investors with a high level of current income and total return.	Voya High Yield Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.73%	5.01%	5.61%	6.04%
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	Voya Index Plus LargeCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80	28.94%	17.45%	15.57%

A-7

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	Voya Index Plus MidCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.85%	27.49%	11.06%	12.88%
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	Voya Index Plus SmallCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.85%	28.13%	9.41%	12.43%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.70%	10.62%	9.09%	7.54%
Seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.92%	19.28%	21.27%	17.54%
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.53%	-0.16%	1.86%	1.40%
Seeks long-term capital appreciation.	Voya SmallCap Opportunities Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 1.10%	4.38%	10.40%	11.91%

A-8

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks total return including capital appreciation and current income.	VY® CBRE Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class S) 0.93%	51.96%	12.07%	11.26%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.89%	18.31%	9.25%	10.30%
Seeks growth from capital appreciation.	VY® JPMorgan Mid Cap Value Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class S) 1.13%	29.51%	10.36%	12.70%

A-9

HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full GoldenSelect DVA prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789503&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

GoldenSelect DVA, Contract I.D. C00002519	April 29, 2022

Venerable Insurance and Annuity Company
GoldenSelect DVA Series 100
April 29, 2022, Notice Document

This notice document describes GoldenSelect DVA Series 100, a group and individual deferred combination variable annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account B (the “Separate Account”).  The Contract has not been offered for new sales since May 2000 and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Contract Value to one or more available Subaccounts of the Separate Account, each which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract.

The full GoldenSelect DVA Series 100 prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789602&doctype=spros.

You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at https://www.investor.gov/.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission (“SEC”), paper copies of the shareholder reports for the Funds available through your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company.  Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action.  You may elect to receive shareholder reports and other communications from the Company electronically by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800-366-0066.

You may elect to receive all future reports in paper free of charge.  You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling us at 1-800-366-0066.  Your election to receive reports in paper will apply to all Funds in which you choose to invest.

The SEC has not approved or disapproved the securities described in this notice or passed upon the adequacy of this notice document.  Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document. Other special terms are generally defined in the sections where those terms appear.

Annuitant
The person designated by you to be the measuring life in determining annuity payments. The age of the Annuitant also determines the Death Benefit.  The Annuitant cannot be changed after the Contract Date.

Annuity Start Date	The date you start receiving annuity payments under your Contract.
Cash Surrender Value	The amount you receive when you surrender the Contract.
Contract
The legal agreement between the Contract Owner(s) and the Company that governs the terms of the GoldenSelect DVA Series 100 variable annuity.  The Contract has two phases:
• The accumulation phase (the period between the Contract Date and the Annuity Start Date) during which the Contract Value may vary according to the investment experience of the Subaccounts of the Separate Account; and
• The income phase (which begins on the Annuity Start Date) during which you receive regular annuity payments from the Contract).

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Contract Value	The total value of your investment in the Subaccounts of the Separate Account available through the Contract.
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit
The amount paid to your designated beneficiaries upon your or the Annuitant’s death.
If the Contract Owner or Annuitant is less than age 75 (80 years old for Contracts with a Contract Date before November 6 , 1992) at the time of purchase, the Death Benefit is the greatest of:

(1) The Contract Value; and
(2) The guaranteed death benefit.

If the Contract Owner or Annuitant is age 76 or older at the time of purchase (age 81 or older for Contracts with a Contract Date before November 6, 1992), the death benefit is the greater of:

(1) the Cash Surrender Value; and
(2) the total premium payments made under the Contract after subtracting any withdrawals.

Funds	The underlying mutual funds in which the Subaccounts invest.
Separate Account
Separate Account B, which is separate investment account of the Company that supports the Contract.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).  We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

2

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or its underlying investment options since the date of your most recent prospectus, as subsequently supplemented.

With respect to the Funds available through your Contract, please note the following important information.

Fund Name Change. The following fund has changed its name as follows:
Old Fund Name	New Fund Name
VY Clarion Real Estate Portfolio	VY CBRE Real Estate Portfolio

See Appendix A for more information about this Fund.

Fund Merger – VY® T. Rowe Price International Stock Portfolio  On January 27, 2022, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the VY® T. Rowe Price International Stock Portfolio(the “Merging Fund”) with and into the Voya International Index Portfolio (a series of Voya Variable Portfolios, Inc.) (the “Surviving Fund”) (the “Reorganization”).  Subject to shareholder approval, effective after the close of business on or about July 8, 2022 (the “Reorganization Date”), the Merging Fund will reorganize with and into the Surviving Fund.

On the Reorganization Date your investment in the Subaccount that invests in Class S of the Merging Fund will automatically be reallocated to and become an investment in the Subaccount that invests in Class S of the Surviving Fund with an equal total net asset value.  The subaccount that invests in Class S of the Surviving Fund is otherwise closed to new investors and to new investments through your Contract.  You will not incur any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

After the Reorganization Date, the Merging Fund will no longer be available through your Contract.  Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in Class ADV of the Surviving Fund.  Please note that gross fund expenses of  Class ADV of the Surviving Fund are greater than the gross fund expenses of Class S of the Surviving Fund, which is closed to new investors and new allocations through your Contract, but they are less than the gross fund expenses of Class S of the Merging Fund in which you may have been invested.

See Appendix A for more information about the Merging fund and the Surviving Fund.

Review your Allocation Elections.  In light of this fund reorganization, you should consider whether an investment in the Surviving Fund is appropriate for you, given your personal investment objectives and risk characteristics.  You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-800-366-0066.

3

KEY INFORMATION

Important information you should consider about the Contract:

FEES AND EXPENSES
Transaction Charges
There may be a charge if:
• You make additional premium payments (deducted at the end of each Contract Year after receipt of each premium for 10 years from the date we accept the premium payment);
• You transfer Contract Value between Subaccounts;
• You request that withdrawal proceeds be mailed for overnight delivery; or
• State or local premium taxes become due.
See “Charges and Fees” in the full prospectus, as supplemented, for more information.

Ongoing Fees and Expenses (annual amounts)
Minimum and Maximum Annual Fee Table.  The table below describes the lowest and highest current fees and expenses that you may pay each year, depending on the options you choose.   Refer to your Contract schedule pages for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract	1.35%[1]	1.35%[1]
	Investment options (Fund fees and expenses)	0.53%[2]	1.69%[2]
See “Charges and Fees” in the full prospectus, as supplemented, for more information.
Because your Contract is customizable, the choices you make affect how much you will pay.   To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.   This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $1,653	Highest Annual Cost: $2,546
Assumes:
• Investment of $100,000;
• 5% annual appreciation;
• Least expensive Contract and Fund fees and expenses;
• No Optional Benefits; and
• No additional purchase payments, transfers, or withdrawals.

Assumes:
• Investment of $100,000;
• 5% annual appreciation;
• Most expensive Contract and combination of Optional Benefits and Fund fees and expenses; and
• No additional purchase payments, transfers, or withdrawals.

1
As a percentage of Account Value in each Subaccount.  This fee includes the Mortality and Expense Risk Charge, the Annual Asset Based Administrative Charge as described in the Contract.  Refer to your Contract schedule pages for the fees and charges that apply to your Contract.

2	As a percentage of Fund assets.

4

RISKS See “Purchase and Availability of the Contract” in the full prospectus, as supplemented, for more information.
Risk of Loss	You can lose money investing in the Contract, including loss of principal.
Not a Short-Term Investment	The Contract is not a short-term investment and is not appropriate if you need ready access to cash.
Risks Associated with the Investment Options
An investment in the Contract is subject to the risk of poor investment performance of the investment options you choose.

Each available Fund has its own unique risks, and you should review information about each investment option, including the Fund prospectuses, before making an investment decision.

Insurance Company Risks
Any obligations, guarantees, and benefits of the Contract are subject to the financial strength and claims paying ability of the Company.   If the Company experiences financial distress, it may not be able to meet its obligations to you.   More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

RESTRICTIONS
Investment Options
There may be a $25 charge for each transfer between Subaccounts after the first 12 in a Contract Year. See “Charges and Fees” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract.   See “THE ANNUITY CONTRACT - Addition, Deletion or Substitution of Subaccounts and Other Changes” in the full prospectus, as supplemented, for more information.

The Contract is not designed to serve as a vehicle for frequent transfers.  We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges.   We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy.  See  “TRANSFERS AMONG YOUR INVESTMENTS” in the full prospectus, as supplemented, for more information.

5

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the contract through a tax-qualified retirement plan or individual retirement account (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% penalty tax for withdrawals and surrenders before age 59 ½.

CONFLICTS OF INTEREST See “Selling the Contract” in the full prospectus, as supplemented, for more information.
Investment Professional Compensation
Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm.  This compensation is not paid directly by Contract Owners or the Separate Account.  This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Exchanges
Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own.   You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

6

APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789602&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com. The Funds you choose may impact the benefits under the Optional Benefits you chose. See “LIVING BENEFIT RIDERS” in the full prospectus, as supplemented, for more information.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge . Expenses would be higher and performance would be lower if these other charges were included.  Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance.  You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Contract Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.85%	20.56%	10.19%	8.68%
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.53%	0.03%	0.76%	0.39%
Seeks to provide investors with a high level of current income and total return.	Voya High Yield Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.73%	5.01%	5.61%	6.04%

1
Current Expenses are each Fund’s total net annual operating expenses and reflect any. temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

A-1

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	Voya Index Plus LargeCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80%	28.94%	17.45%	15.57%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80%	-1.07%	3.91%	3.88%
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.98%	11.79%	5.94%	5.65%
Seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.92%	19.28%	21.27%	17.54%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	Voya RussellTM Large Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.68%	30.36%	25.84%	19.84%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya RussellTM Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%	27.13%	18.97%	16.48%

A-2

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya RussellTM Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.60%	22.72%	10.46%	12.06%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya RussellTM Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.65%	12.03%	18.99%	15.91%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.	Voya RussellTM Small Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.70%	14.04%	11.38%	12.71%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg U.S. Aggregate Bond Index.	Voya U.S. Bond Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%	-2.13%	2.97%	2.30%
Seeks total return including capital appreciation and current income.	VY® CBRE Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class S) 0.93%	51.96%	12.07%	11.26%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.89%	18.31%	9.25%	10.30%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.86%	28.97%	10.25%	12.34%

A-3

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class S) 1.51%	-10.00%	13.49%	7.33%
A non-diversified Portfolio that seeks long-term capital appreciation.	VY® Morgan Stanley Global Franchise Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Morgan Stanley Investment Management Inc.	(Class S) 1.19%	21.66%	17.13%	13.54%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	VY® T. Rowe Price Capital Appreciation Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	(Class S) 0.89%	18.40%	14.98%	13.62%
Seeks long-term growth of capital.	VY® T. Rowe Price International Stock Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	Class S 0.97%	1.19%	10.18%	8.21%

A-4

Closed Funds

Subaccounts that invest in the following Funds are closed to new premiums and transfers of Contract Value.  Contract Owners who have value in any of the closed Funds may leave their Contract Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2021)
			1 Year	5 Year	10 Year
Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index®.	ProFund VP Europe 30 Investment Adviser: ProFund Advisors LLC	1.68%	24.53%	6.48%	5.47%
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.53%	-0.16%	1.86%	1.40%
Seeks long-term capital appreciation.	Voya SmallCap Opportunities Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 1.10%	4.38%	10.40%	11.91%

A-5

HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full GoldenSelect DVA Series 100 prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789602&doctype=spros. You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

GoldenSelect DVA Series 100, Contract I.D. C00002974	April 29, 2022